PUBLIC STORAGE
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,				For the Year Ended December 31,
	2010		2009		2009		2008		2007		2006		2005
	(Amounts in thousands)
Net income	$129,917		$153,429		$790,456		$973,872		$487,078		$345,909		$489,044
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(3,928)		(4,115)		(17,203)		(17,668)		(16,527)		(16,014)		(15,161)
Less: Equity in earnings of investments	(9,961)		(22,811)		(53,244)		(20,391)		(12,738)		(11,895)		(24,883)
Add: Cash distributions from investments	12,706		11,819		49,408		43,455		23,606		17,699		23,112
Less: Impact of discontinued operations	(776)		508		8,121		5,646		1,665		(2,828)		(9,651)
Adjusted net income	127,958		138,830		777,538		984,914		483,084		333,871		462,461
Interest expense	7,339		8,128		29,916		43,944		63,671		33,062		8,216
Total earnings available to cover fixed charges	$135,297		$146,958		$807,454		$1,028,858		$546,755		$365,933		$470,677
Total fixed charges - interest expense (a)	$7,411		$8,318		$30,634		$45,942		$68,417		$35,778		$11,036

Cumulative preferred share cash dividends	$58,108		$58,108		$232,431		$239,721		$236,757		$214,218		$173,017
Preferred partnership unit cash distributions	1,812		4,017		9,455		21,612		21,612		19,055		16,147
Allocations pursuant to EITF Topic D-42	-		(78,218)		(78,218)		(33,851)		-		31,493		8,412
Total preferred distributions	$59,920		$(16,093)		$163,668		$227,482		$258,369		$264,766		$197,576
Total combined fixed charges and preferred share distributions	$67,331		$(7,775)		$194,302		$273,424		$326,786		$300,544		$208,612
Ratio of earnings to fixed charges	18.26	x	17.67	x	26.36	x	22.39	x	7.99	x	10.23	x	42.65	x
Ratio of earnings to fixed charges and preferred share distributions	2.01	x	(b)		4.16	x	3.76	x	1.67	x	1.22	x	2.26	x

(a)
Total fixed charges – interest expense” includes interest expense plus capitalized interest and includes $13,217,000 in interest expense incurred by Shurgard Europe for the period from August 23, 2006 through December 31, 2006, $24,819,000 in interest expense for the year ended December 31, 2007, and $7,737,000 for the year ended December 31, 2008.  Shurgard Europe was deconsolidated as of March 31, 2008.  No further interest expense for Shurgard Europe is reflected in our financial statements after March 31, 2008.

(b)	Not meaningful as combined fixed charges and preferred share distributions are negative.

Exhibit 12